# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Farmland Partners Inc., CIK 0001591670
CUSIP: 31154R109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 4600 S. Syracuse Street, Suite 1450, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001104659-23-107787
Filed by CIK 0001389549
Persons authorized to receive notices and communications: Paul A. Pittman, 4600 S. Syracuse Street, Suite 1450, Denver, Colorado (CO), 80237, (720) 452-3100

## Reporting persons
- Paul A. Pittman (CIK 0001389549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,906,350; shared voting power 0; sole dispositive power 2,906,350; shared dispositive power 0; aggregate amount beneficially owned 2,906,350 (6.3% of the class)
  Comment: The amounts in Rows 7, 9 and 11 reflect a correction to the number of shares originally reported in the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 10, 2023.
  
  The percentage in Row 13 is based on 45,894,404 shares of Common Stock (as defined below) outstanding as of February 14, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Farmland Partners Inc.
Address of issuer's principal executive offices: 4600 S. Syracuse Street, Suite 1450, Denver, Colorado (CO), 80237
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to the common stock, $0.01 par value per share (the "Common Stock"), of Farmland Partners Inc. (the "Issuer") and amends the original Schedule 13D filed with the SEC on October 10, 2023 (the "Schedule 13D"). The Issuer's principal executive offices are located at 4600 S. Syracuse Street, Suite 1450, Denver, Colorado, 80237. Except as otherwise specifically provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Paul A. Pittman, who serves as the Executive Chairman of the Issuer. Mr. Pittman is the beneficial owner of the amount of Common Stock of the Issuer as set forth in Row 11 of the cover page of this Schedule 13D. Mr. Pittman is referred to herein as the "Reporting Person."
Residence or business address: The address of the principal business office of the Reporting Person is 4600 S. Syracuse Street, Suite 1450, Denver, Colorado, 80237.
Present principal occupation or employment: The present principal occupation of the Reporting Person is serving as the Executive Chairman of the Issuer. The Issuer is an internally managed real estate investment trust that owns and seeks to acquire high-quality farmland located in agricultural markets throughout North America. The principal business address of the Issuer is 4600 S. Syracuse Street, Suite 1450, Denver, Colorado, 80237.
Criminal convictions in the last five years: The Reporting Person, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 18, 2025, the Reporting Person was awarded Common Stock in connection with his service to the Issuer in the amount of 45,687 shares, which triggered the requirement to file this Amendment No. 1. The Reporting Person had previously made open market purchases and tendered Class A common units of limited partnership interest in Farmland Partners Operating Partnership, LP in exchange for shares of Common Stock, and the Issuer had previously awarded additional shares of Common Stock to the Reporting Person in connection with his service to the Issuer, resulting in the current beneficial ownership set forth in Row 11 of the cover page of this Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 5 of this Amendment No. 1 is hereby incorporated by reference in this Item 4.

The Reporting Person may acquire additional Common Stock, dispose of all or some of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Amendment No. 1 and the responses of the Reporting Person to Rows 7 through 11 and Row 13 of the cover pages of this Amendment No. 1 are hereby incorporated by this reference in this Item 5.

The Reporting Person is the beneficial owner of 2,906,350 shares of Common Stock, representing approximately 6.3% of the shares of Common Stock outstanding on February 14, 2025, consisting of: 1,632,550 shares of Common Stock owned directly by the Reporting Person; 1,271,500 shares of Common Stock held by PJAC Farmland Partners, LLC, an entity controlled by the Reporting Person; and 2,300 shares of Common Stock held as UTMA Custodian for children of the Reporting Person.

Excluded from the Reporting Person's beneficial ownership are 5,300 shares of Common Stock held by the Reporting Person's spouse.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person possesses sole voting and dispositive power over 2,906,350 shares of Common Stock.
Transactions in the class effected during the past sixty days: During the past sixty days, the Reporting Person has not effected any transactions in Common Stock, except as reported in Item 3 hereof.
Other persons with the right to receive dividends or sale proceeds: Other than as set forth in this Item 5 with respect to the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Paul A. Pittman: /s/ Paul A. Pittman, Executive Chairman (03/12/2025)